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                                                               Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)


                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)


                                   782233 10 0
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                                 (CUSIP Number)


                             Joel I. Greenberg, Esq.
              Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
                                 (212) 836-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 3, 2005
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
-------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 782233 10 0          13D                             Page 2 of 7 Pages
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 1       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

           The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (TIN 22-2620908)

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 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

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 3       SEC USE ONLY

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 4       SOURCE OF FUNDS
                   N/A

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 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   |_|

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 6       CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New Jersey
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     NUMBER OF          7     SOLE VOTING POWER

      SHARES                  4,349,669 Common Shares
                        --------------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER

     OWNED BY                 0
                        --------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER

     REPORTING                4,349,669  Common Shares
                        --------------------------------------------------------
      PERSON            10    SHARED DISPOSITIVE POWER

       WITH                   0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,349,669  Common Shares

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
         Instructions)                                                       |_|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           20.9%

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14       TYPE OF REPORTING PERSON (See Instructions)

           CO

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                                                               Page 3 of 7 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D

     The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares") of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on January 6, 2003 (the "Original 13D"), as amended by Amendment No. 1 to the Statement on Schedule 13D, filed on July 15, 2003, Amendment No. 2 to the Statement on Schedule 13D, filed on May 4, 2004 and Amendment No. 3 to the Statement on Schedule 13D, filed on October 27, 2004 (the Original 13D as so amended, the "Schedule 13D"), is hereby further amended as follows. The purpose of this Amendment No. 4 is to reflect the disposition by gift of beneficial ownership of more than 1% of the outstanding Common Shares by the Foundation since the filing of Amendment No. 3 to the Statement on Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         The second sentence under the caption "(a)" of Item 2 is hereby deleted and replaced with the following:

         "Ms. Berrie and Messrs. Scott Berrie, Kaufthal, Rosner and Seiden also serve as President, Vice President, Vice President, Secretary and Treasurer of the Foundation, respectively."

         The first sentence of the fifth paragraph under caption "(b) - (c)" of
         Item 2 is hereby deleted and replaced with the following:

         "Mr. Rosner is Of Counsel to the law firm of Wilentz, Goldman & Spitzer P.A."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby deleted in its entirety and replaced with the following:

         "(a) Aggregate amount and percentage of class beneficially owned by:

              (i) The Russell Berrie Foundation, a New Jersey Nonprofit Corporation -- 4,349,669 Common Shares; 20.9%

              (ii)  Angelica Urra Berrie - 4,634,234 Common Shares; 22.3%

              (iii) Scott Berrie - 36,808 Common Shares; 0.18%

              (iv)  Ilan Kaufthal - 4,630,451 Common Shares; 22.2%

              (v)   Norman Seiden - 2,771,988 Common Shares; 13.3%

              (vi)  Myron Rosner - 4,627,958 Common Shares; 22.2%

              Percentage beneficial ownership is calculated based on 20,823,717 Common Shares outstanding at November 2, 2004, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004.
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                                                               Page 4 of 7 Pages

              With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden, Rosner and Scott Berrie, the share holdings disclosed herein do not include the Common Shares beneficially owned by the Foundation. The foregoing individuals disclaim beneficial ownership of the Common Shares beneficially owned by the Foundation.

              With respect to Scott Berrie, the share holdings disclosed herein include the 22,000 Common Shares beneficially owned by his wife.

              With respect to Ms. Berrie and Messrs. Kaufthal and Rosner, each of whom is an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 1,852,463 Common Shares held by the Estate of Mr. Russell Berrie.

              With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden and Rosner, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by The Russell Berrie 2002A Trust, of which each of the foregoing, among others, is a trustee.



       (b)*   (i)    The Russell Berrie Foundation, a New Jersey Nonprofit
                     Corporation, has:

                     (1)    Sole power to vote or to direct the vote:

                            4,349,669 Common Shares

                     (2) Sole power to dispose or to direct the disposition of:

                            4,349,669 Common Shares

              (ii)   Angelica Urra Berrie has:

                     (1)    Sole power to vote or to direct the vote:

                            9,783 Common Shares

                     (2)    Shared power to vote or to direct the vote:

                            4,624,451 Common Shares

                     (3) Sole power to dispose or to direct the disposition of:

                            9,783 Common Shares

                     (4) Shared Power to dispose or to direct the disposition of:

                            4,624,451 Common Shares
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                                                               Page 5 of 7 Pages

              (iii)  Scott Berrie has:

                     (1)    Sole power to vote or to direct the vote:

                            14,808 Common Shares

                     (2)    Shared power to vote or to direct the vote:

                            22,000 Common Shares

                     (3) Sole power to dispose or to direct the disposition of:

                            14,808 Common Shares


                     (4) Shared power to dispose or to direct the disposition of:

                            22,000 Common Shares

              (iv)   Ilan Kaufthal has:

                     (1)    Sole power to vote or to direct the vote:

                            6,000 Common Shares

                     (2)    Shared power to vote or to direct the vote:

                            4,624,451 Common Shares

                     (3) Sole power to dispose or to direct the disposition of:

                            6,000 Common Shares

                     (4) Shared Power to dispose or to direct the disposition of:

                            4,624,451 Common Shares

              (v)    Norman Seiden has:

                     (1)    Shared power to vote or to direct the vote:

                            2,771,988 Common Shares

                     (2) Shared Power to dispose or to direct the disposition of:

                            2,771,988 Common Shares

              (vi)   Myron Rosner has:

                     (1)    Sole power to vote or to direct the vote:

                            2,757 Common Shares

                     (2)    Shared power to vote or to direct the vote:

                            4,625,201 Common Shares

                     (3) Sole power to dispose or to direct the disposition of:

                            2,757 Common Shares

                     (4) Shared Power to dispose or to direct the disposition of:

                            4,625,201 Common Shares


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                                                               Page 6 of 7 Pages

       * With respect to the Common Shares that Mr. Rosner holds as joint tenant with his spouse, Liesa Rosner, her business address is 155 Leroy Street, Tenafly, New Jersey 07670. Liesa Rosner is employed as a social worker with the Tenafly Board of Education, whose address is 500 Tenafly Road, Administration Building, Tenafly, NJ 07670, and she is a citizen of the United States. Mrs. Rosner has not been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to the Common Shares that Mr. Scott Berrie shares voting and dispositive power with his spouse, Patricia Willens, her business address is One Centre Street, 24th Floor, New York, NY 10007, where she is employed as a journalist with WNYC Radio, and she is a citizen of the United States. Ms. Willens has not been convicted of any of the offenses set forth in paragraph (d) of
       Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to all other individuals with whom persons named in response to this paragraph (b) share voting and dispositive power over Common Shares ((i) Ms. Berrie, Mr. Kaufthal and Mr. Rosner as co-executors of the Estate of Mr. Russell Berrie and (ii) Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal, Seiden and Rosner as co-trustees with respect to the 2002A Trust), the information required by
       Item 2 of Schedule 13D can be found herein under Item 2 with respect to Ms. Berrie and Messrs. Rosner, Kaufthal and Seiden. Mr. Weston serves as Honorary Chairman (having retired from the board of directors in 2004) of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company. The corporation's (and Mr. Weston's) business address is One ADP Boulevard, Roseland, NJ 07068. Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores. The corporation's (and Mr. Benaroya's) business address is 365 West Passaic Street, Rochelle Park, NJ 07662. Each of Messrs. Weston and Benaroya are citizens of the United States. Neither Mr. Weston nor Mr. Benaroya has been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has either of them been party to any proceeding described in paragraph (e) of Item 2 of
       Schedule 13D, in each case during the last five years.

       (c)    (i)    (1)     On January 11, 2005, the Foundation transferred
                             44,248 Common Shares as a charitable contribution.

                     (2) On February 3, 2005, the Foundation transferred 213,584 Common Shares as a charitable contribution.

                     (3) On February 3, 2005, the Foundation transferred 21,359 Common Shares as a charitable contribution.

                     (4) On February 3, 2005, the Foundation transferred 14,951 Common Shares as a charitable contribution.

                     (5) On February 8, 2005, Mr. Scott Berrie transferred 211 Common Shares as a charitable contribution.

             (ii) In the past sixty days, none of Ms. Berrie or Messrs. Kaufthal, Rosner or Seiden has effected any transactions in Common Shares.

       (d) Except as described in the Original 13D, as amended, and except as to 750 Common Shares that Mr. Rosner holds as joint tenant with his spouse, and 22,000 Common Shares held by the spouse of Mr. Scott Berrie, Patricia Willens, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered hereby.

       (e)   Not applicable."

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                                                               Page 7 of 7 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 1, 2005


                                              THE RUSSELL BERRIE FOUNDATION,
                                              A NEW JERSEY NONPROFIT CORPORATION


                                              By: /s/ Myron Rosner
                                                  --------------------------
                                                  Name: Myron Rosner
                                                  Title: Secretary